File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated January 11, 2007

Press Release

Vitro Announces Major Debt Refinancing Initiative
to Improve its Debt Capital Structure

San Pedro Garza Garcia, Nuevo Leon, Mexico, January 11, 2007 - Vitro, S.A.B. de C.V. (NYSE: VTO and BMV: VITROA), announced a US$750 million debt offering (the “Offering”) to refinance existing third-party debt at the Vitro holding company level and substantially all of the third-party debt at its subsidiary Vitro Envases Norteamérica, S.A. de C.V. (“VENA”). The Offering will consist of bank and/or bond financing in at least two tranches and will be guaranteed by VENA and its wholly-owned subsidiaries and Viméxico, S.A. de C.V. (“Vimexico”) and its wholly-owned subsidiaries.

The Offering will be made to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act of 1933. The Offering, to the extent it is in the form of notes, will be issued with registration rights.

Concurrently with the Offering, VENA also announced yesterday an offer to purchase for cash (the “Tender Offer”) any and all of its outstanding 10.75% senior secured guaranteed notes due 2011 (the “2011 Notes”). In conjunction with the Tender Offer, VENA is also soliciting consents (the “Consent Solicitation”) from the holders of the 2011 Notes to proposed amendments to the indenture under which the 2011 Notes were issued which, among other things, will enable the release of certain liens on the collateral for the 2011 Notes.

Among other things, the Tender Offer and Consent Solicitation are subject to consummation of the Offering and the Offering is subject to receipt of the required consents in the Consent Solicitation. The terms and conditions of the Tender Offer and Consent Solicitation are more fully set forth in the Offer to Purchase and Consent Solicitation Statement made available to holders of the 2011 Notes.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the new notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The new notes will be offered and sold to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S under the Securities Act of 1933. The new notes have not been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

This press release may contain certain forward-looking statements and information relating to Vitro, S.A.B. de C.V. (“Vitro” or “the Company”) and its subsidiaries that reflect the current views and/or expectations of Vitro and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe”, “anticipate”, “expect”, “estimate”, “could”, “envisage”, “potential”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. In no event, neither Vitro nor any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees shall be liable before any third–party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this press release or for any consequential, special or similar damages.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at: http://www.vitro.com.

For more information please contact:

Media Monterrey: Albert Chico Smith Vitro, S.A.B. de C.V. +52 (81) 8863-1335 achico@vitro.com	Investors Relations: Adrián Meouch / Ángel Estrada Vitro, S.A.B. de C.V. +52 (81) 8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. IR Agency: Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2333 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: January 11, 2007